

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 27, 2017

Matthew T. Funke
Executive Vice President and Chief Financial Officer
Southern Missouri Bancorp, Inc.
2991 Oak Grove Road
Poplar Bluff, MO 63901

> **Re:** **Southern Missouri Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 17, 2017**
> **File No. 333-221641**

Dear Mr. Funke:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Martin L. Meyrowitz, P.C.